

September 22, 2011

Via E-mail
Mr. Benjamin Chung
Chief Executive Officer
Lifetech Industries, Inc.
4081 West 8th Street
Los Angeles, CA 90005

> **Re: Lifetech Industries, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 1, 2011**
> **File No. 333-175941**

Dear Mr. Chung:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated August 26, 2011. Please revise page three to state clearly that the price of the shares being sold <u>must be fixed for the duration of the offering</u>. Your current disclosure implies the share price may change if a potential OTC Bulletin Board market develops.

Market Research, page 17

2. We note your response to comment nine in our letter dated August 26, 2011. Your response and added disclosure conveys the impression that you have celebrities committed to using your spa. Since you have no agreements with celebrities to promote your spa or assurances that celebrities will frequent your spa, please remove the inference that celebrities will be attending your spa.

Financial Statements

3. Please amend your filing and include updated financial statements as required by Item 16(b) of Form S-1 and Rule 3-12 of Regulation S-X.

Plan of Operations, page 29

4. The extent to which you have considered working capital and liquidity requirements for the start up of your spa operations is unclear from your response to comment 11 in our letter dated August 26, 2011. Describe for us in reasonable detail the extent of such consideration. It appears to us that your plan of operations and, if appropriate, your risk factors should include a robust discussion of your consideration of the working capital and liquidity requirements for the start-up of your spa operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Sent via E-mail
     Faiyaz Dean, Esq.
     Dean Law Group